LYNDEN ENERGY CORP.

Suite 1200

888 Dunsmuir Street

Vancouver, BC V6C 3K4

Canada

December 9, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lynden Energy Corp.

Registration Statement on Form 10-12G

Filed October 29, 2014

File No. 0-55301

Dear Mr. Schwall:

Lynden Energy Corp. (the “Company”) acknowledges receipt of the letter dated December 1, 2014 containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced document (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide our responses.

As discussed with Mr. Hamidi by telephone conversation with our counsel on October 5, 2014, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments, including consulting with the Company’s external reserve engineers, in-house technical experts and Deloitte LLP, the Company’s external auditor. We expect to provide our responses to the Comment Letter on or before December 19, 2014.

Please contact the undersigned at (604) 629-2991 if you have any questions with respect to the foregoing.

Sincerely,

LYNDEN ENERGY CORP.

By:	/s/ Colin Watt
Colin Watt
President, CEO and Corporate Secretary

cc:	Robert Kimball (Vinson & Elkins L.L.P.)